
10011296

2009 Annual Report


PARKEBANK
24HR ATM


PARKE BANCORP INC.

PARKE BANCORP, INC.

2009 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2009 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Parke Bancorp, Inc. (the "Company") may from time to time make written or oral "forward-looking statements" including statements contained in this Annual Report and in other communications by the Company which are made in good faith pursuant to the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements; the strength of the United States economy in general and the strength of the local economies in which the Company's bank subsidiary, Parke Bank, conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; increased competition from both banks and non-banks; legal and regulatory developments; technological changes; mergers and acquisitions; changes in consumer spending and saving habits; and the success of Parke Bank at managing these risks.



To Our Shareholders:

Parke Bancorp generated record profits in 2009. For the year ended December 31, 2009, net income was $6.1 million compared to $4.2 million for 2008, a 44% increase. Net income available to common shareholders was $5.2 million, or $1.29 per diluted common share, a 23% increase from 2008. We maintained a very conservative loan loss reserve, adding $5.3 million in 2009 for a total of $12.4 million as of December 31, 2009. Additionally, we had a $1.7 million other-than-temporary ("OTTI") write down on our CMO and CDO investment portfolio. We achieved strong growth for the eleventh consecutive year with total assets of $654.2 million at December 31, 2009, an increase of $52.2 million from December 31, 2008.

ParkeBank's total deposits increased to $520.3 million as of December 31, 2009, an increase of $25.0 million from December 31, 2008. It is important to note that we had very strong retail deposit growth, which supported the reduction of our brokered CDs from 36% of our deposit base to 18%. This was a critical factor in substantially reducing our cost of funds and increasing our net interest margin. The Company's loan portfolio increased to $603.4 million as of December 31, 2009, an increase of $55.7 million from December 31, 2008. Our allowance for loan losses increased to $12.4 million, 2.06% of our loan portfolio, as of December 31, 2009, an increase of $4.6 million from December 31, 2008. We had $25.5 million in non-performing loans, or 3.9% of total assets, as of December 31, 2009, an increase of $17.3 million from December 31, 2008.

The struggling economy, identified by some as the "Great Recession", showed little improvement in 2009. The residential real estate market continued to decline in both sales activity and value as the economy was further challenged by the decline in the commercial real estate market and the struggles of the automotive industry. Shopping centers experienced a rise in vacancies and reduced rental rates due to the decline in retail sales and the many closures of "big box" stores. Vacancy rates also increased in the multifamily industry. The banking industry has the additional hurdle of a constantly changing regulatory landscape. Capital requirements as well as levels of allowance for loan losses are in constant question as the government consistently criticizes the banking industry's practices while simultaneously questioning why loans are not being made. The FDIC has closed over 150 banks during the last two years, which has created pressure on FDIC insurance reserves. This pressure was transferred to the banking industry, requiring banks to pay three years of FDIC insurance premiums in advance. The uncertainty in the economy, the potential of increased taxes and the current regulatory environment has severely restricted the banking industry's ability to develop a sound business plan that supports loan funding and strong growth. The government's entry into the banking industry's Board room has created further uncertainty.

The continued problems in the real estate market caused an increase in our non-performing assets to $25.5 million as of December 31, 2009. The three largest relationships in this category total over $15 million. All of our non-performing loans have collateral and the risk of loss is reflected in our allowance for loan losses. The primary hurdle in disposing of these assets is the legal process required to get control of the collateral. Foreclosures in New Jersey take almost two years regardless of whether it is a single family home, a construction project or a commercial property. The time required in the courts to dispose of an asset adds additional expenses such as legal fees, real estate taxes, insurance and other maintenance costs. Fortunately, we believe the majority of our non-performing assets have sufficient equity to absorb these additional expenses caused by the delay. Unfortunately, though there are signs that the real estate market may have bottomed out, the possibility of additional non-performing loans exists. We continue to aggressively analyze and monitor our loan portfolio, which enables us to take the steps necessary to preserve our loan portfolio's integrity.

A community bank's primary source of revenue is quality lending. Therefore, community banks remain committed to originating quality loans, meeting the community's and customers' needs. However, a critical responsibility to our shareholders and depositors is evaluating the credit worthiness of the borrower. We take that responsibility very seriously and carefully analyze the critical criteria of the loan requests that we receive. The Company's loan portfolio grew 10% in 2009, which reflects our commitment to our community and to our customers. We also recognize the continued risk in the economy and conservatively support our allowance for loan loss reserves, which as of December 31, 2009 was 2.06% of our loan portfolio. This approach to lending provides needed funding to our community while simultaneously establishing strong reserves to protect our shareholders.

We believe that we are closer to the end of this "Great Recession" than to the beginning. The Company has maintained strong earnings and a strong capital position during these challenging times. We remain disciplined in controlling our costs, while remaining focused on opportunity. In August of 2009 we started a company that specializes in SBA lending. In only four short months this company was profitable and has already provided millions of dollars in loans to quality customers in our lending area. Current SBA regulations provide a credit enhancement by guarantying 90% of a qualified loan. As an approved preferred lender for SBA, we are able to provide a prompt response to our customers, which is critical to small business owners. We have also executed an agreement to purchase a full service bank branch in Galloway Township, NJ. The location of this new branch combined with the expertise and commitment of our personnel will be a critical factor to the continued growth of our Company. We anticipate that this branch will open by May 1st of 2010. The Company also executed a new data processing contract that will provide enhanced services to our customers including business cash management and online ATM access. We are a community bank that offers the same convenience, products and account access as the "big banks", but with the personal touch and attention.

The challenges to this great Country of ours are many, high unemployment, the real estate market crisis and the political landscape are just a few. However, as in the past, our Company will not only survive, but will continue to grow with a commitment to our shareholders to provide a return on their investment that is at the top of our peer group while maintaining a strong well capitalized Company. We appreciate the loyalty of our customers and shareholders and we will continue to provide quality banking services and work hard to enhance shareholder value.



C.R. "Chuck" Pennoni
Chairman



Vito S. Pantilione
President and Chief Executive Officer

Selected Financial Data

	At or for the Year Ended December, 31				
	2009	2008	2007	2006	2005
Balance Sheet Data: (in thousands)					
Assets	$ 654,198	$ 601,952	$ 460,795	$ 359,997	$ 297,810
Loan Net	$ 590,997	$ 539,883	$ 402,683	$ 306,044	$ 255,461
Securities Available for Sale	$ 29,420	$ 31,930	$ 29,782	$ 24,530	$ 22,023
Securities Held to Maturity	$ 2,509	$ 2,482	$ 2,456	$ 2,431	$ 2,406
Cash and Cash Equivalents	$ 4,154	$ 7,270	$ 9,178	$ 11,261	$ 4,380
Deposits	$ 520,313	$ 495,327	$ 379,480	$ 289,929	$ 232,056
Borrowings	$ 67,831	$ 61,943	$ 40,322	$ 34,851	$ 35,967
Shareholders' Equity	$ 61,973	$ 40,301	$ 36,417	$ 30,709	$ 27,193
Operational Data: (in thousands)					
Interest Income	$ 40,395	$ 36,909	$ 33,186	$ 25,476	$ 17,336
Interest Expense	15,734	19,291	17,595	12,023	6,684
Net Interest Income	24,661	17,618	15,591	13,453	10,652
Provision for Loan Losses	5,300	2,063	1,161	940	1,180
Net Interest Income after Provision for Loan Losses	19,361	15,555	14,430	12,513	9,472
Noninterest Income (Loss)	(540)	(1,251)	1,491	857	896
Noninterest Expense	8,757	7,209	6,325	5,827	4,544
Income Before Income Tax Expense	10,064	7,095	9,596	7,543	5,824
Income Tax Expense	3,964	2,848	3,744	2,919	2,330
Net Income	6,100	4,247	5,852	4,624	3,494
Preferred Stock Dividend and Discount Accretion	899	—	—	—	—
Net Income Available to Common Shareholders	$ 5,201	$ 4,247	$ 5,852	$ 4,624	$ 3,494
Per Share Data:					
Basic Earnings per Common Share	$ 1.29	$ 1.13	$ 1.61	$ 1.30	$ 1.03
Diluted Earnings per Common Share	$ 1.29	$ 1.05	$ 1.42	$ 1.10	$ 0.87
Book Value per Common Share	$ 11.33	$ 10.05	$ 9.90	$ 8.42	$ 7.74
Cash Dividends Declared per Share	$ —	$ —	$ —	$ 0.18	$ —
Performance Ratios:					
Return on Average Assets	0.94%	0.79%	1.41%	1.41%	1.35%
Return on Average Common Equity	11.82%	11.03%	17.17%	15.68%	13.91%
Net Interest Margin	3.97%	3.36%	3.88%	4.25%	4.33%
Efficiency Ratio	33.88%	36.80%	38.70%	40.70%	39.40%
Capital Ratios:					
Equity to Assets	9.47%	6.70%	7.91%	8.54%	10.96%
Dividend Payout Ratio	0.00%	0.00%	0.00%	12.20%	0.00%
Tier 1 Risk-based Capital[1]	13.02%	9.89%	11.10%	13.30%	13.90%
Total Risk-based Capital[1]	14.27%	11.14%	12.40%	14.50%	15.10%
Asset Quality Ratios:					
Non-Performing Loans/Total Loans	4.22%	1.50%	0.20%	0.34%	1.00%
Allowance for Loan Losses/Total Loans	2.06%	1.42%	1.40%	1.45%	1.38%
Allowance for Loan Losses/Non-Performing Loans	48.74%	94.61%	709.10%	571.90%	137.50%

[1] Capital Ratios for Parke Bank

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

Parke Bancorp, Inc. (the "Company") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including the Proxy Statement and the Annual Report on Form 10-K, including the exhibits), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which Parke Bank (the "Bank") conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and the success of the Bank at managing the risks resulting from these factors. The Company cautions that the listed factors are not exclusive.

Overview

The Company's results of operations are dependent primarily on the Bank's net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income such as service charges, Bank Owned Life Insurance (BOLI) income and other fees. The Bank's non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, FDIC insurance assessments, data processing costs and other operating expenses. The Bank is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation. The Company recorded net income of $6.1 million for 2009. Net income available to common shareholders was $5.2 million or $1.29 per diluted share, $4.2 million, or $1.05 per diluted share for 2009 and 2008, respectively. Pre-tax earnings amounted to $10.1 million for 2009 and $7.1 million for 2008.

Total assets of $654.2 million at December 31, 2009 represented an increase of $52.2 million, or 8.7% from December 31, 2008. Total loans amounted to $603.4 million at year end 2009 for an increase of $55.7 million, or 10.2% from December 31, 2008. Deposits grew by $25.0 million, an increase of 5.0%. The Company continues to expand its balance sheet primarily through the generation of loan growth through its effective business development of new and existing business relationships. Total capital at December 31, 2009 amounted to $62.0 million and increased $21.7 million, or 53.8%, during the past year including the sale of preferred stock to the United States Treasury.

The principal objective of this financial review is to provide a discussion and an overview of our consolidated financial condition and results of operations. This discussion should be read in conjunction with the accompanying financial statements and related notes.

Comparative Average Balances, Yields and Rates. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December31,					
	2009			2008		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(amounts in thousands except Yield Cost data)					
Assets						
Loans	$ 587,047	$ 38,482	6.56%	$ 476,994	$ 34,465	7.23%
Investment securities	34,384	1,912	5.56%	39,296	2,250	5.73%
Federal funds sold and cash equivalents	188	1	0.53 %	7,513	194	2.58%
Total interest-earning assets	621,619	$ 40,395	6.50%	523,803	$ 36,909	7.05%
Non-interest earning assets	33,657			20,330		
Allowance for loan losses	(9,616)			(6,643)		
Total assets	$ 645,660			$ 537,490		
Liabilities and Shareholders' Equity						
Interest bearing deposits						
NOWs	$ 10,945	154	1.41%	$ 11,730	276	2.35%
Money markets	70,533	1,033	1.46%	39,146	1,196	3.06%
Savings	104,586	2,205	2.11%	42,683	1,423	3.33%
Time deposits	181,866	5,711	3.14%	171,420	7,155	4.17%
Brokered certificates of deposit	136,168	4,582	3.36%	153,297	6,909	4.51%
Total interest-bearing deposits	504,098	13,685	2.71%	418,276	16,959	4.05%
Borrowings	58,351	2,049	3.51%	54,843	2,332	4.25%
Total interest-bearing liabilities	562,449	$ 15,734	2.80%	473,119	$ 19,291	4.08%
Non-interest bearing deposits	20,068			21,658		
Other liabilities	4,149			4,205		
Total liabilities	586,666			498,982		
Shareholders' equity	58,994			38,508		
Total liabilities and shareholders' equity	$ 645,660			$ 537,490		
Net interest income		$ 24,661			$ 17,618	
Interest rate spread			3.70%			2.97%
Net interest margin			3.97%			3.36%

Rate/Volume Analysis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (*i.e.*, changes in volume multiplied by the old rate) and (ii) changes in rate (*i.e.*, changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years ended December 31,					
	2009 vs. 2008			2008 vs. 2007		
	Variance due to change in			Variance due to change in		
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:						
Loans (net of deferred costs/fees)	$ 7,585	$ (3,568)	$ 4,017	$ 9,484	$ (6,251)	$ 3,233
Investment securities	(284)	(54)	(338)	439	103	542
Federal funds sold	(114)	(79)	(193)	140	(192)	(52)
Total interest income	7,187	(3,701)	3,486	10,063	(6,340)	3,723
Interest Expense:						
Deposits	2,903	(6,177)	(3,274)	4,755	(3,216)	1,539
Borrowed funds	136	(419)	(283)	844	(687)	157
Total interest expense	3,039	(6,596)	(3,557)	5,599	(3,903)	1,696
Net interest income	$ 4,148	$ 2,895	$ 7,043	$ 4,464	$ (2,437)	$ 2,027

Critical Accounting Policies and Estimates

Allowance for Losses on Loans. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses. Loans that are determined to be uncollectible are charged against the allowance account, and subsequent recoveries, if any, are credited to the allowance. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers' ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management's judgment, require the Company to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions or reductions to the allowance based on their evaluation of information available to them at the time of their examination. It is reasonably possible that the above factors may change significantly and, therefore, affect management's determination of the allowance for loan losses in the near term.

Valuation of Investment Securities. Available for Sale securities are reported at fair market value with unrealized gains and losses reported, net of deferred taxes, as comprehensive income, a component of stockholders' equity. Although Held to Maturity securities are reported at amortized cost, the valuation of all securities is subject to impairment analysis at each reporting date. Any credit related impairment that is deemed other than temporary is charged to the income statement as a current period charge. The current market volatility may have an impact on the financial condition and the credit ratings of issuers and hence, the ability of issuers to meet their payment obligations. Accordingly, these conditions could adversely impact the credit quality of the securities, and require an adjustment to the carrying value.

Operating Results for the Years Ended December 31, 2009 and 2008

Net Interest Income/Margins. The Company's primary source of earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is determined primarily by the average level of balances ("volume") and the market rates associated with the interest-earning assets and interest-bearing liabilities.

Net interest income increased $7.0 million, or 40.0%, to $24.6 million for 2009, from $17.6 million for 2008. We experienced an increase in our net interest rate spread of 73 basis points, to 3.70% for 2009, from 2.97% for last year. Our net interest margin increased 61 basis points, to 3.97% for 2009, from 3.36% for last year. Our ability to lower our cost of deposits, a change in deposit mix to lower cost core deposits and our practice of setting floors on commercial and real estate loans has allowed for this growth in net interest rate margin.

Interest income increased $3.5 million, or 9.4%, to $40.4 million for 2009, from $36.9 million for 2008. The increase is attributable to higher loan volumes, offset by a lower yield on loans. Average loans for the year were $587.0 million compared to $477.0 million for last year, while average loan yields were 6.56% for 2009 compared to 7.23% for 2008.

Interest expense decreased $3.6 million, or 18.4%, to $15.7 million for 2009, from $19.3 million for 2008. The decrease is primarily attributable to an increase of core deposits and a decline in the cost of funds. The average rate paid on deposits for 2009 was 2.71% compared to 4.05% for last year. The Bank has been able to re-price deposits due to the current, historically low, rate environment while still maintaining strong deposit growth.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, we consider, among other things, past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan, the levels of delinquent loans and current local and national industry and economic conditions. The amount of the allowance is based on estimates, and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses and make provisions for loan losses on a monthly basis.

At December 31, 2009, the Company's allowance for loans losses increased to $12.4 million from $7.8 million at December 31, 2008, an increase of $4.6 million or 59.5%. The allowance for loan loss ratio increased to 2.06% of gross loans at December 31, 2009, from 1.42% of gross loans at December 31, 2008.

The allowance for loan losses to non-performing loans coverage ratio declined to 48.7% at December 31, 2009, from 94.6% at December 31, 2008.

We recorded a provision for loan losses of $5.3 million for 2009 compared to $2.1 million for 2008. The increase in the provision for losses over the prior year correlates to the increase in credit deterioration within the loan portfolio and management's analysis of non-performing loans and credit risk inherent in the portfolio.

Noninterest Income. Noninterest income is principally derived from fee income from loan services, service fees on deposits, BOLI (Bank-Owned Life Insurance) income and gains/losses on the sale of investment securities. Noninterest income aggregated to a loss of $540,000 in 2009 versus a loss of $1.3 million in 2008.

The loss resulted from the Company recognizing an other-than-temporary impairment charge to non-interest income on investment securities totaling $1.7 million for 2009. The 2008 period included an other-than-temporary impairment charge of $2.3 million.

Loan fees of $241 thousand in 2009 decreased from $569 thousand in 2008. Loan fees consist of "exit fees" that are charged on construction loans if the builder sells the property prior to the completion of the construction project. Exit fees are intended to discourage construction borrowers from starting projects and "flipping out" of the project or selling before it is completed. These loan fees are variable in nature and are dependent upon the borrower. Construction project activity was significantly lower in 2009 compared with 2008.

BOLI income of $180 thousand in 2009 decreased from $188 thousand in 2008.

Other miscellaneous fee income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $249 thousand in 2009 and $83 thousand in 2008. The majority of the increase is attributable to the reimbursement of legal fees previously charged to expense.

In 2009, the Company recognized a gain on the sale of the Small Business Administration (SBA) guaranteed portion of loans in the amount of $313 thousand through an SBA loan sale and servicing program initiated during the fourth quarter of 2009.

Noninterest Expense. Noninterest expense, which amounted to $8.8 million in 2009, reflected an increase of $1.5 million or 21.5% above the level of $7.2 million in 2008.

Compensation and benefits expense for 2009 was $4.1 million, an increase of $675 thousand over last year. The increase is attributable to routine salary increases, higher benefits expense and increased staff as a result of the formation of the small business lending joint venture.

Occupancy and equipment expense were $848 thousand for 2009, an increase of $109 over 2008. The increase is a result a payment on $49 thousand for previously unbilled real estate taxes for a leased branch facility and additional expense related to the formation of the small business lending joint venture.

Professional services in 2009 amounted to $862 thousand, compared to $801 thousand in 2008. The increase was primarily the result of increased legal cost related to loan matters.

Other operating expense of $2.6 million in 2009 increased $715 thousand above the level of $1.9 million recorded in 2008. The majority of the increase is related to FDIC insurance premiums, which have increased by $591,000. The increase includes a special assessment levied on all banks during the 2nd quarter of 2009 by the FDIC. The Company's assessment amount was $284,000.

Income Taxes. Income tax expense amounted to $4.0 million for 2009, compared to $2.8 million for 2008, resulting in effective tax rates of 39.4% and 40.1% for the respective years.

Financial Condition at December 31, 2009 and December 31, 2008

At December 31, 2009, the Company's total assets increased to $654.2 million from $602.0 million at December 31, 2008, an increase of $52.2 million or 8.7%.

Cash and cash equivalents decreased $3.1 million or 42.9%, to $4.1 million at December 31, 2009 from $7.3 million at December 31, 2008.

Total investment securities decreased to $31.9 million at December 31, 2009 ($29.4 million classified as available for sale or 92.1%) from $34.4 million at December 31, 2008, a decrease of $2.5 million or 7.2%. The Company received $9.4 million in cash flow from calls, maturities and principal payments, offset by purchases of $8.6 million.

Management evaluates the portfolio for other-than-temporary impairment (OTTI) on a quarterly basis. Factors considered in the analysis include but are not limited to whether an adverse change in cash flows has occurred, the length of time and the extent to which the fair value has been less than cost, whether the Company intends to sell, or will more likely than not be required to sell the investment before recovery of its amortized cost basis, which may be maturity, credit rating downgrades, the percentage of performing collateral that would need to default or defer to cause a break in yield or a temporary interest shortfall, and management's assessment of the financial condition of the underlying issuers. For the year 2009, the Company recognized a credit related OTTI charge (pre-tax) of $1.7 million on three private-label CMOs and one CDO issue.

Total loans increased to $603.4 million at December 31, 2009 from $547.7 million at December 31, 2008, an increase of $55.7 million or 10.2%, consistent with management's plan for loan growth.

At December 31, 2009, the Bank's total deposits increased to $520.3 million from $495.3 million at December 31, 2008, an increase of $25.0 million or 5.0%. Non-interest bearing deposits decreased $773,000, or 3.5%, to $21.5 million at December 31, 2009 from $22.3 million at December 31, 2008. NOW and money market accounts increased $25.6 million, or 36.7%, to $95.3 million at December 31, 2009 from $69.7 million at December 31, 2008. Savings accounts increased $84.3 million, or 146.8%, to $141.7 million at December 31, 2009 from $57.4 million at December 31, 2008. Retail certificate of deposits decreased $4.0 million, or 2.4%, to $165.8 million at December 31, 2009 from $169.8 million at December 31, 2008. This growth, generated through a successful marketing campaign and a cross selling program to increase core deposits, has allowed us to reduce brokered deposits, which decreased $80.0 million, or 45.4%, to $96.1 million at December 31, 2009 from $176.1 million at December 31, 2008.

Other assets increased to $13.2 million at December 31, 2009 from $6.8 million at December 31, 2008, an increase of $6.4 million or 93.4%. The increase is primarily attributable to the prepayment of 3 years of FDIC insurance premiums. All FDIC-insured banks were required to make this prepayment. This payment totaled $3.8 million.

Borrowings increased $5.9 million, or 9.5%, to $67.8 million at December 31, 2009 from $61.9 million at December 31, 2008.

At December 31, 2009, total shareholders' equity increased to $62.0 million from $40.3 million at December 31, 2008, an increase of $21.7 million or 53.8%. In addition to net income of $6.1 million, perpetual preferred stock issued under the Treasury Capital Purchase Program (CPP) totaling $16.3 million contributed to the increase.

Loan Quality

The Company attempts to manage the risk characteristics of its loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, the Company seeks to rely primarily on the cash flow of its borrowers as the principal source of repayment. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

The allowance for loan losses represents a reserve for losses inherent in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccrual loans, past due and other loans that management believes require special attention.

For significant problem loans, management's review consists of an evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans would include loans identified as troubled debt restructurings (TDRs). Impairment is measured on a loan by loan basis for commercial loans in order to establish specific reserves by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. General reserves against the remaining loan portfolio are based on analysis of historical loan loss ratios, loan charge-offs, delinquency trends, previous collection experience, and the risk rating on each individual loan along with an assessment of the effects of external economic conditions.

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify. Management on a monthly basis reviews loans with interest reserves to assess current and projected performance.

Delinquent loans increased $20.8 million to $32.8 million or 5.4% of total loans at December 31, 2009 from $12.0 million or 2.2% of total loans at December 30, 2008. Delinquent loan balances by number of days delinquent were: 31 to 89 days --- $7.3 and 90 days and greater --- $25.5 million. Loans 90 days and more past due are no longer accruing interest.

At December 31, 2009, the Company had $25.5 million in non-performing loans or 4.2% of total loans, an increase from $8.2 million or 1.5% of total loans at December 31, 2008. The three largest relationships in non-performing loans are $5.4 million, $4.5 million, and $4.5 million. All three are comprised of residential and multi-family construction loans.

The provision for loan losses is a charge to earnings in the current year to maintain an allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $5.3 million for 2009, compared to $2.1 million for 2008. Net loan charge-offs/recoveries consisted of net charge-offs in the amount of $673 thousand in 2009 and net recoveries of $8 thousand in 2008.

At December 31 2009, the Company's allowance for loans losses increased to $12.4 million from $7.8 million at December 31, 2008, an increase of $4.6 million or 59.5%. The allowance for loan loss ratio increased to 2.06% of gross loans at December 31, 2009, from 1.42% of gross loans at December 31, 2008. The allowance for loan losses to non-performing loans coverage ratio declined to 48.7% at December 31, 2009, from 94.6% at December 31, 2008.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2009. However, we believe that non-performing and delinquent loans will continue to increase as the current recession persists. We are aggressively managing all loan relationships. Credit monitoring and tracking systems have been instituted. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Cash flow dependent commercial real estate properties are being visited to inspect current tenant lease status. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these non-performing loans.

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Increases or decreases in the valuation reserve are charged or credited to the income tax provision.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits would be recognized in income tax expense on the income statement.

For additional information on income taxes, see Note 10 to the Consolidated Financial Statements.

Interest Rate Sensitivity and Liquidity

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of earning assets and funding sources. The primary objective of asset/liability management is to ensure the steady growth of our primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of interest rate movements, management endeavors to structure the balance sheet so that re-pricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these re-pricing opportunities at any point in time constitute interest rate sensitivity.

The measurement of our interest rate sensitivity, or "gap," is one of the principal techniques used in asset/liability management. Interest sensitive gap is the dollar difference between assets and liabilities that are subject to interest-rate pricing within a given time period, including both floating rate or adjustable rate instruments and instruments that are approaching maturity.

Our management and the Board of Directors oversee the asset/liability management function through the asset/liability committee of the Board that meets periodically to monitor and manage the balance sheet, control interest rate exposure, and evaluate our pricing strategies. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Accordingly, we undertake to manage the interest-rate sensitivity gap by adjusting the maturity of and establishing rates on the earning asset portfolio and certain interest-bearing liabilities commensurate with management's expectations relative to market interest rates. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2009 is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2009, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $5.3 million, or 0.81%, of total assets.

	As of December 31, 2009					
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through5 Years	Over 5 Years Through30 Years	Total
Interest-earning assets:						
Loans	$ 237,942	$ 33,504	$ 44,983	$ 265,089	$ 21,883	$ 603,401
Investment securities	6,918	5,043	3,878	8,002	12,460	36,301
Federal funds sold and cash equivalents	55	—	—	—	—	55
Total interest-earning assets	$ 244,915	$ 38,547	$ 48,861	$ 273,091	$ 34,343	$ 639,757
Interest-bearing liabilities::						
Regular savings deposits	$ 74,386	$ 10,626	$ 14,169	28,337	14,169	141,687
NOW and money market deposits	16,321	20,387	27,183	29,274	2,091	95,256
Retail time deposits	32,184	72,564	56,406	4,638	—	165,792
Brokered time deposits	7,450	35,569	52,137	835	99	96,090
Borrowed funds	7,061	1,608	35,052	10,506	13,604	67,831
Total interest-bearing liabilities	$ 137,402	$ 140,754	$ 184,947	$ 73,590	$ 29,963	$ 566,656
Interest rate sensitive gap	$ 107,513	$ (102,207)	$ (136,086)	$ 199,501	$ 4,380	$ 73,101
Cumulative interest rate gap	$ 107,513	$ 5,306	$ (130,780)	$ 68,721	$ 73,101	
Ratio of rate-sensitive assets to rate-sensitive liabilities	178.25%	27,39%	26.42%	371.10%	114.62%	112.90%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 116.2% and 110.6% at December 31, 2009 and December 31, 2008 respectively. Funds received from new and existing depositors provided a large source of liquidity during 2009 and 2008. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank's cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Interfinancial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank's CDARS deposits included within the brokered deposit total amounted to $5.9 million and $36.4 million at December 31, 2009 and December 31, 2008, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank ("FHLB"). As of December 31, 2009, the Bank maintained unused lines of credit with the FHLB totaling $47.1 million. The Bank established lines of credit with other financial institutions totaling $16.0 million. These lines were not utilized at December 31, 2009.

As of December 31, 2009, the Bank's investment securities portfolio included $19.1 million of mortgage-backed securities that provide significant cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in these particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2009 and 2008, commitments to extend credit amounted to approximately $59.6 million and $112.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2009 and 2008, standby letters of credit with customers were $8.6 million and $10.6 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2008. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank's contractual obligations and commitments as of December 31, 2009.

	Payments Due by Period				
	Amounts in thousands				
	Less than 1 year	1-3 Years	4-5 years	More than 5 years	Total
Retail time deposits	$ 104,748	$ 58,933	2,111	—	165,792
Brokered time deposits	43,020	52,971	—	99	96,090
Borrowed funds	8,525	39,900	5,000	14,406	67,831
Operating lease obligations	176	327	165	121	789
Total contractual obligations	$ 156,469	$ 152,131	$ 7,276	$ 14,626	$ 330,502

	Amount of Commitments Expiring by Period				
	Less than 1 year	1-3 Years	4-5 years	More than 5 years	Total
Loan Commitments	$ 10,791	$ —	$ —	$ —	$ 10,791
Lines of Credit	30,266	7,821	1,723	$ 9,028	$ 48,827
Total Commitments	$ 41,046	$ 7,821	$ 1,723	$ 9,028	$ 59,618

Impact of Inflation and Changing Prices

The consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, market interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

MARKET PRICES AND DIVIDENDS

General

The Company's or the Bank's common stock has been listed on the Nasdaq Capital Market under the trading symbol of "PKBK" since it commenced trading upon completion of the Bank's public offering on November 26, 2002. The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. There were no cash dividends paid during either 2008 or 2009.

2009	High	Low
1st Quarter	$ 8.50	$ 4.26
2nd Quarter	$ 9.85	$ 6.10
3rd Quarter	$ 9.98	$ 8.25
4th Quarter	$ 9.31	$ 7.50

2008	High	Low
1st Quarter	$ 15.47	$ 12.36
2nd Quarter	$ 16.34	$ 10.00
3rd Quarter	$ 12.92	$ 8.97
4th Quarter	$ 9.48	$ 7.25

The number of stockholders of record of common stock as of March 18, 2010, was approximately 380. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 18, 2010, there were 4,034,639 shares of our common stock outstanding.

Holders of the Company's common stock are entitled to receive dividends when, and if declared by the Board of Directors out of funds legally available therefore. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

The Company's ability to pay dividends is substantially dependent upon the dividends it receives from the Bank. Under current regulations, the Bank's ability to pay dividends is restricted as follows.

Under the New Jersey Banking Act of 1948, a bank may declare and pay dividends only if after payment of the dividend the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus.

The Federal Deposit Insurance Act generally prohibits all payments of dividends by any insured bank that is in default of any assessment to the FDIC. Additionally, because the FDIC may prohibit a bank from engaging in unsafe or unsound practices, it is possible that under certain circumstances the FDIC could claim that a dividend payment constitutes an unsafe or unsound practice. The New Jersey Department of Banking and Insurance has similar power to issue cease and desist orders to prohibit what might constitute unsafe or unsound practices. The payment of dividends may also be affected by other factors (e.g., the need to maintain adequate capital or to meet loan loss reserve requirements).

The Treasury Capital Purchase Program (CPP), more fully described in Note 19 of the Notes to the Consolidated Financial Statements, restricts us from increasing dividends from the last quarterly cash dividend declared on the Common Stock prior to January 9, 2009.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a- 15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control- Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 has not been attested to by McGladrey & Pullen, LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

March 24, 2010



Vito S. Pantilione
President and Chief Executive Officer



John F. Hawkins
Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2009

Parke Bancorp, Inc. and Subsidiaries

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for the years there ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years there ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of Parke Bancorp, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2009 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Blue Bell, Pennsylvania
March 24, 2010

McGladrey & Pullen, LLP

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2009 and 2008
(in thousands except share data)

	December 31, 2009	December 31, 2008
Assets		
Cash and due from financial institutions	$ **4,099**	$ 6,700
Federal funds sold and cash equivalents	**55**	570
Cash and cash equivalents	**4,154**	7,270
Investment securities available for sale, at fair value	**29,420**	31,930
Investment securities held to maturity (fair value of **$2,404 at December 31, 2009** and $2,324 at December 31, 2008)	**2,509**	2,482
Total investment securities	**31,929**	34,412
Loans, net of unearned income	**603,401**	547,660
Less: Allowance for loan and lease losses	**12,404**	7,777
Net loans and leases	**590,997**	539,883
Accrued interest receivable	**2,808**	2,976
Premises and equipment, net	**2,861**	3,014
Restricted stock, at cost	**3,094**	2,583
Bank owned life insurance (BOLI)	**5,184**	5,004
Other assets	**13,171**	6,810
Total Assets	$ **654,198**	$ 601,952
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	$ **21,488**	$ 22,261
Interest-bearing deposits	**498,825**	473,066
Total deposits	**520,313**	495,327
FHLB borrowings	**44,428**	38,540
Other borrowed funds	**10,000**	10,000
Subordinated debentures	**13,403**	13,403
Accrued interest payable	**821**	1,563
Other liabilities	**3,260**	2,818
Total liabilities	**592,225**	561,651
Shareholders' Equity		
Preferred stock, cumulative perpetual, $1,000 liquidation value; authorized 1,000,000 shares; Issued: **16,288 shares at December 31, 2009;** and 0 at December 31, 2008	**15,508**	—
Common stock, $.10 par value; authorized 10,000,000 shares; Issued: **4,224,867 shares at December 31, 2009**; and 4,140,231 shares at December 31, 2008	**421**	414
Additional paid-in capital	**37,020**	35,656
Retained earnings	**14,071**	8,870
Accumulated other comprehensive loss	**(2,867)**	(2,791)
Treasury stock, **191,729 shares at December 31, 2009**; and 130,270 shares at December 31, 2008, at cost	**(2,180)**	(1,848)
Total shareholders' equity	**61,973**	40,301
Total liabilities and shareholders' equity	$ **654,198**	$ 601,952

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2009 and 2008
(in thousands except share data)

	2009	2008
Interest income:		
Interest and fees on loans	$ 38,482	$ 34,465
Interest and dividends on investments	1,912	2,250
Interest on federal funds sold and cash equivalents	1	194
Total interest income	40,395	36,909
Interest expense:		
Interest on deposits	13,685	16,959
Interest on borrowings	2,049	2,332
Total interest expense	15,734	19,291
Net interest income	24,661	17,618
Provision for loan losses	5,300	2,063
Net interest income after provision for loan losses	19,361	15,555
Noninterest income (loss)		
Loan fees	241	569
Net income from BOLI	180	188
Service fees on deposit accounts	187	188
Gain on sale of SBA loans	313	—
Other than temporary impairment losses	(2,482)	(2,279)
Portion of loss recognized in other comprehensive income (OCI) (before taxes)	753	—
Net impairment losses recognized in earnings	(1,729)	(2,279)
Gain on sale of real estate owned	19	—
Other	249	83
Total noninterest income (loss)	(540)	(1,251)
Noninterest expense		
Compensation and benefits	4,114	3,439
Professional services	862	801
Occupancy and equipment	848	739
Data processing	292	304
FDIC insurance	835	244
Other operating expense	1,806	1,682
Total noninterest expense	8,757	7,209
Income before income tax expense	10,064	7,095
Income tax expense	3,964	2,848
Net income	6,100	4,247
Preferred stock dividend and discount accretion	899	—
Net income available to common shareholders	$ 5,201	$ 4,247
Earnings per common share		
Basic	$ 1.29	$ 1.13
Diluted	$ 1.29	$ 1.05
Weighted average shares outstanding		
Basic	4,031,355	3,746,447
Diluted	4,036,960	4,038,258

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Change in Shareholders' Equity
Years Ended December 31, 2009 and 2008
(in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 2007	$ —	$ 331	$ 26,798	$ 11,897	$ (790)	$ (1,819)	$ 36,417
Stock warrants exercised		35	1,647				1,682
Stock compensation			(11)				(11)
15% common stock dividend		48	7,222	(7,274)			(4)
Treasury stock purchased (20,209 shares)						(29)	(29)
Comprehensive income (loss):							
Net income				4,247			4,247
Change in unrealized loss on securities available for sale, net of tax					(2,032)		(2,032)
Pension liability adjustments, net of tax					31		31
Total comprehensive income							2,246
Balance, December 31, 2008	—	414	35,656	8,870	(2,791)	(1,848)	40,301
Stock warrants exercised		7	415				422
Stock compensation			19				19
Treasury stock purchased (61,459 shares)						(332)	(332)
Comprehensive income (loss):							
Net income				6,100			6,100
Non-credit unrealized losses on debt securities with OTTI, net of taxes					(451)		(451)
Net unrealized gains on available for sale securities without OTTI, net of taxes					380		380
Pension liability adjustments, net of taxes					(5)		(5)
Total comprehensive income							6,024
Preferred stock issued	15,358		930				16,288
Dividend on preferred stock (5% annually)				(749)			(749)
Accretion of discount on preferred stock	150			(150)			0
Balance, December 31, 2009	$ 15,508	$ 421	$ 37,020	$ 14,071	$ (2,867)	$ (2,180)	$ 61,973

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2009 and 2008
(in thousands)

	2009	2008
Cash Flows from Operating Activities		
Net income	$ 6,100	$ 4,247
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	312	306
Provision for loan losses	5,300	2,063
Stock compensation	19	(11)
Bank owned life insurance	(180)	(189)
Supplemental executive retirement plan	384	326
Gain on sale of SBA loans	(313)	—
SBA loans originated for sale	(3,552)	—
Proceeds from sale of SBA loans originated for sale	3,197	—
Gain on sale of other real estate owned	(19)	—
Loss on write down of foreclosed assets	228	350
Other than temporary decline in value of investments	1,729	2,279
Net accretion of purchase premiums and discounts on securities	(109)	(119)
Deferred income tax benefit	(2,825)	(1,506)
Changes in operating assets and liabilities:		
Increase in accrued interest receivable and other assets	(3,813)	(34)
Increase in accrued interest payable and other accrued liabilities	300	189
Net cash provided by operating activities	6,758	7,901
Cash Flows from Investing Activities		
Purchases of investment securities available for sale	(8,636)	(13,947)
Purchases of restricted stock	(511)	(1,110)
Proceeds from maturities of investment securities available for sale	3,500	3,500
Principal payments on mortgage-backed securities	5,880	2,727
Proceeds from sale of other real estate owned	505	—
Net increase in loans	(57,060)	(140,122)
Purchases of bank premises and equipment	(159)	(103)
Net cash used in investing activities	(56,481)	(149,055)
Cash Flows from Financing Activities		
Proceeds from issuance of preferred stock	16,288	—
Payment of dividend on preferred stock	(645)	—
Proceeds from exercise of stock options and warrants	422	1,678
Purchase of treasury stock	(332)	(29)
Net increase in Federal Home Loan Bank short term borrowings	2,025	11,750
Proceeds from Federal Home Loan Bank advances	29,500	10,000
Payments of Federal Home Loan Bank advances	(25,637)	—
Net (decrease) increase in noninterest-bearing deposits	(773)	4,392
Net increase in interest-bearing deposits	25,759	111,455
Net cash provided by financing activities	46,607	139,246
Decrease in cash and cash equivalents	(3,116)	(1,908)
Cash and Cash Equivalents, January 1,	7,270	9,178
Cash and Cash Equivalents, December 31,	$ 4,154	$ 7,270
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest on deposits and borrowed funds	$ 16,435	$ 19,719
Income taxes	$ 6,701	$ 3,607
Supplemental Schedule of Noncash Activities:		
Real estate acquired in settlement of loans	$ 430	$ 859

See accompanying notes to consolidated financial statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Parke Bancorp, Inc. (the "Company") is a bank holding company headquartered in Sewell, New Jersey. Through subsidiaries, the Company provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, principally loans and deposits. Parke Bancorp was incorporated in January 2005 under the laws of the State of New Jersey for the sole purpose of becoming the holding company of Parke Bank (the "Bank").

Parke Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Washington Township, New Jersey, and three additional branch office locations, one at 501 Tilton Road, Northfield, New Jersey, one at 567 Egg Harbor Road, Washington Township, New Jersey, and one at 1610 Spruce Street in Philadelphia, Pennsylvania.

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries Parke Bank, Parke Capital Markets, Farm Folly, Inc. and Taylors Glen LLC. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service SBA loans. Parke Bank has a 51% ownership interest in the joint venture; the non-controlling interest was not material as of December 31, 2009. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements under FIN 46R, Consolidation of Variable Interest Entities. All significant inter-company balances and transactions have been eliminated.

Accounting Standards Codification (ASC): On July 1, 2009, the Financial Accounting Standards Board (FASB) officially launched the FASB Accounting Standards Codification™ (ASC), which has become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (GAAP), superseding all prior FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. The Codification is effective for interim and annual periods ending on or after September 15, 2009. Accordingly, the Company's accounting policies, which are consistent with prior periods and detailed below are now in accordance with ASC and no longer contain references to Statements on Financial Accounting Standards (SFAS), or related literature.

Investment Securities: Investment securities are classified under one of the following categories: "held to maturity" and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; "available for sale" and accounted for at fair market value, with unrealized gains and losses reported within accumulated other comprehensive income, a separate component of shareholders' equity; or "trading" and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Company does not hold trading securities.

At December 31, 2009 and 2008, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company's asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as "available for sale" and are carried at fair value, with any temporary unrealized gains or losses reported as a separate component of other comprehensive income, net of the related income tax effect.

At December 31, 2009 and 2008, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as "held to maturity."

Declines in the fair value of individual debt securities below their cost that are deemed to be other-than-temporary result in write-downs of the individual securities to their fair value. Debt securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses to the extent impairment is related to credit losses. The amount of the impairment for debt securities related to other factors is recognized in other comprehensive income (loss). In evaluating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the reasons for the decline in value, (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events, and (4) for fixed maturity securities, whether the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of the cost basis, which may be maturity.

The amortization of premiums and accretion of discounts over the contractual lives of the related securities are recognized in interest income using the interest method. Gains and losses on the sale of such securities are accounted for using the specific identification method.

Restricted Stock: Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York ("FHLBNY") and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost. FHLB stock has no quoted market value and is subject to redemption restrictions. Management reviews for impairment based on the ultimate recoverability of the cost basis in the stock. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. Management considers such criteria as the significance of the decline in net assets, if any, of the FHLB, the length of time this situation has persisted, commitments by the FHLB to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLB and the liquidity position of the FHLB.

Loans: The Company makes commercial, real estate and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans in the Southern New Jersey and Philadelphia, Pennsylvania markets. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal amount, adjusted for charge-offs, the allowance for loan losses and any unamortized deferred fees or costs on originated loans. Interest income on loans is recognized as earned based on contractual interest rates applied to daily principal amounts outstanding.

Loans-Nonaccrual: Loans are placed on nonaccrual status and the accrual of interest income ceases when a default of principal or interest exists for a period of ninety days except when, in management's judgment, the collection of principal and interest is reasonably anticipated (i.e. the loan is well secured and in the process of collection). Interest receivable on nonaccrual loans previously credited to income is reversed, and subsequently recognized as income only as received if the collection of principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale: Loans held for sale are the guaranteed portion of SBA loans and are included in Loans at the lower of aggregate cost or market value. The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale. The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of up to 90 percent of each loan. When the sale of the guaranteed portion of an SBA loan occurs, the premium received on the sale and the present value of future cash flows of the servicing assets are recognized in income over the estimated life of the loan. As of December 31, 2009, $630,000 in loans held for sale are included in total loans.

Concentration of Credit Risk: The Company's loans are generally to diversified customers in Southern New Jersey and the Philadelphia area of Pennsylvania. Loans to general building contractors, general merchandise stores, restaurants, motels, warehouse space, and real estate ventures (including construction loans) constitute a majority of commercial loans. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the borrower's cash flow or proceeds from the sale of selected assets of the borrower.

Loan Fees: Loan fees and direct costs associated with loan originations are netted and deferred. The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the interest method. Loan brokerage fees, which represent commissions earned for facilitating loans between borrowers and other companies, are recorded in income as earned.

Allowance for Loan Losses: The allowance for loan losses is maintained through charges to the provision for loan losses in the Consolidated Statements of Income as losses are estimated to have occurred. Loans that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectibility of existing loans and prior loss experience. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers' ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management's judgment, require the Company to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions or reductions to the allowance based on their evaluation of information available to them at the time of their examination. It is reasonably possible that the above factors may change significantly and, therefore, affect management's determination of the allowance for loan losses in the near term.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected losses given the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Factors considered by management when evaluating impaired loans include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately evaluate individual consumer and residential loans for impairment.

Other Real Estate Owned (OREO): Real estate acquired through foreclosure or other proceedings is carried at estimated fair value less estimated costs of disposal and is included in other assets on the Consolidated Balance Sheets. Costs of improving OREO are capitalized to the extent that the carrying value does not exceed its fair value less estimated selling costs. Subsequent valuation adjustments, if any, are recognized as a charge against current earnings. Holding costs are charged to expense. Gains and losses on sales are recognized in noninterest income as they occur. There was no OREO as of December 31, 2009 and $859,000 at December 31, 2008.

Interest Rate Risk: The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed and brokered funds, to make commercial, commercial mortgage, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is interest rate risk that results from differences in the maturities and re-pricing characteristics of these assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets, generally three to forty years. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent on generating sufficient taxable income in the future.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more likely-than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits would be recognized in income tax expense on the income statement.

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2009 or 2008 and did not accrue interest or penalties. The Company does not have an accrual for uncertain tax positions as of December 31, 2009 or 2008, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2006 and thereafter are subject to further examination by tax authorities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses, other than temporary impairment losses on investment securities and the valuation of deferred income taxes.

Segment Reporting: The Company operates one reportable segment of business, "community banking". Through its community banking segment, the Company provides a broad range of retail and community banking services.

Reclassifications: Certain items in the 2008 financial statements have been reclassified to conform to the 2009 presentation. Such reclassifications have no impact on earnings.

Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities and gains or losses, prior service costs or credits, and transition assets or obligations associated with pension or other postretirement benefits that have not been recognized as components of net periodic benefit cost.

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and changes in that funded status through comprehensive income in the year the changes occur. The accounting guidance related to compensation-retirement benefits also requires an employer to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The Company has recorded expense for the unfunded status of $322,000 and $450,000 for the years ended December 31, 2009 and 2008, respectively, relating to a Supplemental Executive Retirement Plan ("SERP") (Note 11).

The Company's comprehensive income is presented in the following table:

	2009	2008
	(amounts in thousands)	
Net Income:	$ 6,100	$ 4,247
Non-credit unrealized losses on debt securities with OTTI:		
Available for sale	753	—
Unrealized gains (losses) on available for sale securities without OTTI	(2,601)	(5,665)
Reclassification adjustment for net losses realized in income	1,729	2,279
Minimum pension liability	(9)	52
Tax impact	52	1,333
	$ 6,024	$ 2,246

Accumulated other comprehensive loss consisted of the following at December 31, 2009 and 2008:

	2009	2008
	(amounts in thousands)	
Securities		
Non-credit unrealized losses on debt securities with OTTI:		
Available for sale	$ (753)	$ —
Unrealized gains (losses) on available for sale securities without OTTI	(3,619)	(4,253)
Minimum pension liability	(407)	(398)
Tax impact	1,912	1,860
	$ (2,867)	$ (2,791)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared in 2008 and 2007 (Note 13). Earnings per common share have been computed based on the following for 2009 and 2008:

	2009	2008
Average number of common shares outstanding	4,031,355	3,746,447
Effect of dilutive warrants	5,605	291,811
Average number of common shares outstanding used to calculate diluted earnings per common share	4,036,960	4,038,258

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Stock-based Compensation: Stock-based compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. A Black-Scholes option pricing model is used to estimate the fair value of stock options at the date of grant.

Recently Issued Accounting Pronouncements:

FASB ASC Topic 820, Fair Value Measurements and Disclosures

ASC Topic 820 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with FASB ASC Topic 820.

This new accounting guidance clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The guidance provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value. Adoption of the new guidance has had a significant impact on the manner in which management determines fair value of illiquid investments in the Company's portfolio as described in Note 3.

Fair value of non-financial assets and liabilities: Effective January 1, 2009, the Company measures non-recurring nonfinancial assets and liabilities recognized or disclosed at fair value and has included these disclosures at Note 16. Accordingly, the fair value of OREO balances, if any, would be included in the fair value disclosures.

FASB ASC Topic 320, Investments – Debt and Equity Securities

ASC Topic 320 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it had both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security or it is not more likely than not that it will not be required to sell the debt security prior to its anticipated recovery, ASC Topic 320 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Accordingly, management has expanded the presentation and disclosure of OTTI of investment securities as more fully described in Note 3.

FASB ASC Topic 855, Subsequent Events

The Company adopted ASC Topic 855, Subsequent Events, as of June 30, 2009. This new accounting guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (i.e., complete in a form and format that complies with GAAP and approved for issuance). However, this guidance does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. There are two types of subsequent events to be evaluated under this guidance:

Recognized subsequent events - An entity must recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.

Non-recognized subsequent events - An entity must not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but that arose after the balance sheet date but before financial statements are issued or are available to be issued. Some non-recognized subsequent events may be of such a nature that they must be disclosed to keep the financial statements from being misleading. For such events, an entity must disclose the nature of the event and an estimate of its financial effect or a statement that such an estimate cannot be made.

Accordingly, management has evaluated subsequent events through the date the financial statements were issued and has determined that no recognized or non-recognized subsequent events, except as disclosed in Note 19, warranted inclusion or disclosure in the financial statements as of December 31, 2009.

Note 2. Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2009 or 2008, because reserve requirements were covered by vault cash.

Note 3. Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2009 and 2008:

As of December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other-than-temporary impairments in OCI	Fair value
			(amounts in thousands)		
Available for sale:					
U.S. Government sponsored entities	$ 3,273	$ —	$ 41	$ —	$ 3,232
Corporate debt obligations	2,000	17	47	—	1,970
Residential mortgage-backed securities	19,098	679	79	—	19,698
Collateralized mortgage obligations	3,859	68	50	68	3,809
Collateralized debt obligations	5,562	—	4,166	685	711
Total available for sale	$ 33,792	$ 764	$ 4,383	$ 753	$ 29,420
Held to maturity:					
States and political subdivisions	$ 2,509	$ 10	$ 115	$ —	$ 2,404

As of December 31, 2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other-than-temporary impairments in OCI	Fair value
			(amounts in thousands)		
Available for sale:					
U.S. Government sponsored entities	$ 1,994	$ 17	$ —	$ —	$ 2,011
Corporate debt obligations	3,496	—	425	—	3,071
Residential mortgage-backed securities	20,939	632	10	—	21,561
Collateralized mortgage obligations	4,021	65	498	—	3,588
Collateralized debt obligations	5,733	—	4,034	—	1,699
Total available for sale	$ 36,183	$ 714	$ 4,967	$ —	$ 31,930
Held to maturity:					
States and political subdivisions	$ 2,482	$ 6	$ 164	$ —	$ 2,324

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2009, are as follows:

	Amortized Cost	Fair Value
	(amounts in thousands)	
Available for sale:		
Due within one year	$ —	$ —
Due after one year through three years	—	—
Due after three years through five years	998	996
Due after five years	9,837	4,917
Residential mortgage-backed securities and collateralized mortgage obligations	22,957	23,507
Total available for sale	$ 33,792	$ 29,420
Held to maturity:		
Due within one year	$ 541	$ 548
Due after one year through three years	—	—
Due after three years through five years	—	—
Due after five years	1,968	1,856
Total held to maturity	$ 2,509	$ 2,404

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

There were no sales of investment securities in 2009 and 2008.

As of December 31, 2009 and 2008, approximately $10.7 million and $15.8 million, respectively, of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $16.3 million and $10.8 million, respectively, were pledged to secure public deposits at December 31, 2009 and 2008.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and December 31, 2008:

As of December 31 ,2009	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(amounts in thousands)			
Available for sale:						
U.S. Government sponsored entities	$ 3,225	$ 41	$ —	$ —	$ 3,225	$ 41
Corporate debt obligations	—	—	653	47	653	47
Residential mortgage-backed securities and collateralized mortgage obligations	6,289	129	—	—	6,289	129
Collateralized debt obligations	—	—	585	4,166	585	4,166
Total available for sale	$ 9,514	$ 170	$ 1,238	$ 4,213	$ 10,752	$ 4,383
Held to maturity:						
States and political subdivisions	$ —	$ —	$ 610	$ 115	$ 610	$ 115

As of December 31, 2008	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(amounts in thousands)			
Available for sale:						
U.S. Government sponsored entities	$ —	$ —	$ —	$ —	$ —	$ —
Corporate debt obligations	3,071	425	—	—	3,071	425
Residential mortgage-backed securities and collateralized mortgage obligations	1,234	181	1,220	327	2,454	508
Collateralized debt obligations	1,679	4,034	—	—	1,679	4,034
Total available for sale	$ 5,984	$ 4,640	$ 1,220	$ 327	$ 7,204	$ 4,967
Held to maturity:						
States and political subdivisions	$ 1,775	$ 164	$ —	$ —	$ 1,775	$ 164

U.S. Government Sponsored Entities: The unrealized losses on the Company's investment in U.S. Government sponsored entities were caused by movement in interest rates. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be other-than-temporarily impaired at December 31, 2009.

Corporate Debt Obligations: The Company's unrealized loss on investments in corporate bonds relates to three trust preferred securities (TruPS) issued by financial institutions, totaling $2.0 million at December 31, 2009. The unrealized loss was primarily caused by an illiquid market for this sector of security. All three issues have been rated A or above by Moody's. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment to be other-than-temporarily impaired at December 31, 2009.

Residential Mortgage-Backed Securities: The unrealized losses on the Company's investment in mortgage-backed securities were caused by movement in interest rates. The securities were issued by FNMA and FHLMC, government sponsored entities. It is expected that the U.S. government will guarantee all contractual cash flows. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be other-than-temporarily impaired at December 31, 2009 or December 31, 2008.

Collateralized Debt Obligations: The Company's unrealized loss on investments in collateralized debt obligations (CDOs) relates to three securities issued by financial institutions, totaling $4.8 million. CDOs are pooled securities primarily secured by trust preferred securities (TruPS), subordinated debt and surplus notes issued by small and mid-sized banks and insurance companies. These securities are generally floating rate instruments with 30-year maturities, and are callable at par by the issuer after five years. The current economic downturn has had a significant adverse impact on the financial services industry, consequently,

TruPS CDOs do not have an active trading market. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the fair value:
Cash flows were developed based on the estimated speeds at which the trust preferred securities are expected to prepay, the estimated rates at which the trust preferred securities are expected to defer payments, the estimated rates at which the trust preferred securities are expected to default, and the severity of the losses on securities which default. Trust preferred securities generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new trust preferred issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward. Estimates for conditional default rates are based on the payment characteristics of the trust preferred securities themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the trust preferred issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions' capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults on based on historical averages. The estimated cash flows were then discounted. The fair value of each bond was assessed by discounting their projected cash flows by a discount rate. The discount rates were based on the yields of publicly traded TruPS and preferred stock issued by comparably rated banks. The fair value for previous reporting periods was based on indicative market bids and resulted in much lower values due to the inactive trading market.

The underlying issuers have been analyzed, and projections have been made regarding the future performance, considering factors including defaults and interest deferrals. The analysis indicates that the Company should expect to receive all contractual cash flows. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2009 or December 31, 2008.

Other-Than-Temporarily Impaired Debt Securities

We assess whether we intend to sell or it is more likely than not that we will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that we do not intend to sell and will not be required to sell prior to recovery of our amortized cost basis, we separate the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.

The present value of expected future cash flows is determined using the best estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate cash flows vary depending on the type of security. The asset-backed securities cash flow estimates are based on bond specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate bond cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond specific facts and circumstances including timing, security interests and loss severity.

We have a process in place to identify debt securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues. On a quarterly basis, we review all securities to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. We consider relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. The beginning balance represents the credit loss component for debt securities for which OTTI occurred prior to adoption of the guidance of ASC Topic 320 on April 1, 2009. OTTI recognized in earnings subsequent to adoption in 2009 for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down. Changes in the credit loss component of credit-impaired debt securities was as follows for the year ended December 31, 2009.

	(in thousands)
Beginning balance	$ 2,279
Initial credit impairment	1,105
Subsequent credit impairments	624
Reductions for amounts recognized in earnings due to intent or requirement to sell	—
Reductions for securities sold	—
Reductions for increases in cash flows expected to be collected	—
Ending balance	$ 4,008

A summary of investment gains and losses recognized in income during the year ended December 31, 2009 are as follows:

	(amounts in thousands)
Available for sale securities:	
Realized gains	$ —
Realized (losses)	—
Other than temporary impairment	(1,729)
Total available for sale securities	$ (1,729)
Held to maturity securities:	
Realized gains	$ —
Realized (losses)	—
Other than temporary impairment	—
Total held to maturity securities	$ 0

During 2009, the Company recognized $1.7 million of other-than-temporary impairment losses on available for sale securities, attributable to impairment charges recognized on $1.9 million of privately issued CMOs and a $978,000 CDO issue.

The impairment charges for the CMOs were recognized in light of significant deterioration of housing values in the residential real estate market, the significant rise in delinquencies and charge-offs of underlying mortgage loans and resulting decline in market value of the securities.

With the assistance of competent third-party valuation specialists, the Company utilized the following methodologies to quantify the other-than-temporary-impairment. The underlying mortgage collateral was analyzed in order to project future cash flows and to calculate the credit component of the OTTI. Four major assumptions were utilized; prepayment (CPR), constant default rate (CDR), loss severity and risk adjusted discount rate. The methodologies for the four assumptions are:

CPR assumptions were based on evaluation of the lifetime conditional prepayment rates; 3 month CPR over the most recent period, past 6 months and past 12 months; estimated prepayment rates provided by the Securities Industry & Financial Markets Association (SIFMA), forecasts from other industry experts, and judgment given recent deterioration in credit conditions and declines in property values

CDR estimates were based on the status of the loans – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or REO – and proprietary loss migration models (i.e. percentage of 30 day delinquents that will ultimately migrate to default, percentage of 60 day delinquents that will ultimately migrate to default, etc.). The model assumes that the 60 day plus population will move to repossession inventory subject to the loss migration assumptions and liquidate over the next 36 months. Defaults vector from month 37 to month 48 to the month 49 CDR value and ultimately vector to zero over an extended period of time of at least 15 years.

Loss severity estimates are based on the initial loan to value ratio, the loan's lien position, private mortgage insurance proceeds available (if any), and the estimated change in the price of the property since origination.

The loss severity assumption is static for twelve months then decreases monthly based on future market appreciation. Our annual market appreciation assumption is 3.5% after 12 months. Our loss severity is subject to a floor value of 23.0%.

The risk adjusted discount rate was derived based on the spread from the most recent active market indication for either the instrument in question or a proxy of the instrument. The resulting spread was then used in conjunction with the swap curve to discount the expected cash flow stream.

The impairment charge on the CDO is driven by the current economic downturn that has had a significant adverse impact on the financial services industry. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the existence of OTTI:

The aggregated cash flows are primarily dependent on the estimated speeds at which the trust preferred securities are expected to prepay, the estimated rates at which the trust preferred securities are expected to defer payments, the estimated rates at which the trust preferred securities are expected to default, and the severity of the losses on securities which default.

Trust preferred securities generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new trust preferred issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward.

Estimates for conditional default rates are based on the payment characteristics of the trust preferred securities themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the trust preferred issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions' capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults on based on historical averages.

The discount rate estimates come from conversations with major financial institutions regarding assumptions they are using for highly rated assets, from opportunistic hedge funds regarding assumptions they are using to bid on lower and unrated assets, and other industry experts.

Note 4. Loans

The composition of net loans as of December 31, 2009 and 2008 was as follows:

	2009	2008
	(Amounts in thousands)	
Commercial	$ 20,174	$ 19,935
Real estate construction:		
Residential	89,006	87,327
Commercial	27,327	31,582
Real estate mortgage:		
Residential	143,385	90,226
Commercial	310,484	308,457
Consumer	13,025	10,133
Total Loans	603,401	547,660
Less: allowance for loan losses	(12,404)	(7,777)
Net loans	$ 590,997	$ 539,883

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify. Total loans with interest reserves were $74.8 million and $120.8 million at December 31, 2009 and December 31, 2008 respectively. On a monthly basis management reviews loans with interest reserves to assess current and projected performance.

At December 31, 2009 and 2008, approximately $148.5 million and $134.1 million, respectively, of loans were pledged to the FHLB of New York on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Note 5. Loans to Related Parties

In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). In the opinion of management, the terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectibility.

An analysis of the activity of such related party loans for 2009 and 2008 is as follows:

	2009	2008
	(Amounts in thousands)	
Balance, beginning of year	$ 20,500	$ 17,663
Advances	3,230	5,182
Less: repayments	(86)	(2,345)
Balance, end of year	$ 23,644	$ 20,500

Note 6. Allowance for Loan Losses

An analysis of the allowance for loan losses for 2009 and 2008 is as follows:

	2009	2008
	(Amounts in thousands)	
Balance, beginning of year	$ 7,777	$ 5,706
Provision for loan losses	5,300	2,063
Charge offs	(673)	(5)
Recoveries	—	13
Balance, end of year	$ 12,404	$ 7,777

Information about impaired loans and nonaccrual loans as of and for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
	(Amounts in thousands)	
Impaired loans with a valuation allowance	$ 22,681	$ 809
Impaired loans without a valuation allowance	28,208	9,391
Total impaired loans	$ 50,889	$ 10,200
Related allowance for loan losses for impaired loans	$ 3,555	$ 222
Nonaccrual loans	$ 25,452	$ 8,223
Average monthly balance of impaired loans	$ 34,601	$ 3,280
Interest income recognized on cash basis on impaired loans	$ 10	$ 30

Interest income of $1.3 million and $300,000 would have been recorded on non-accrual loans had those loans paid in accordance with their original terms in 2009 and 2008, respectively. There were no loans greater than 90 days delinquent and still accruing interest at December 31, 2009 or 2008.

Note 7. Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2009 and 2008 is as follows:

	2009	2008
	(Amounts in thousands)	
Land	$ 470	$ 470
Building and improvements	3,028	3,028
Furniture and equipment	1,224	1,064
Total premises and equipment	4,722	4,562
Less: accumulated depreciation and amortization	(1,861)	(1,548)
Premises and equipment, net	$ 2,861	$ 3,014

Depreciation and amortization expense was $313,000 and $306,000 in 2009 and 2008, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 10 years through March 2011 with two 5-year renewal options. The term of the Philadelphia lease is for 10 years through June 2016. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. At December 31, 2008, the required future rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)
2010	$ 176
2011	186
2012	141
2013	82
2014	83
Thereafter	121
Total minimum lease payments	$ 789

Rent expense was approximately $290,000 in 2009 and $185,000 in 2008.

Note 8. Deposits

Deposits at December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(Amounts in thousands)	
Demand deposits, noninterest-bearing	$ 21,488	$ 22,261
Demand deposits, interest-bearing	11,616	10,638
Money market deposits	83,640	59,053
Savings deposits	141,687	57,401
Time deposits of $100,000 or more	71,100	70,917
Other time deposits	94,692	98,910
Brokered time deposits	96,090	176,147
Total deposits	$ 520,313	$ 495,327

Scheduled maturities of certificates of deposit at December 31, 2009 are as follows:

Years Ending December 31,	(Amounts in thousands)
2010	$ 147,768
2011	108,542
2012	3,362
2013	717
2014	1,394
Thereafter	99
Total	$ 261,882

Deposits from related parties totaled approximately $6,999,000 and $6,955,000 at December 31, 2009 and 2008, respectively.

Note 9. Borrowings

An analysis of borrowings as of December 31, 2009 and 2008 is as follows:

	Maturity Date or Range	2009 Amount	2009 Weighted Average Rate	2008 Amount	2008 Weighted Average Rate
		(Amounts in thousands, except rates)			
Borrowed funds:					
Federal Home Loan Bank repurchase agreements	May 2013	$ 5,000	2.65%	$ 5,000	2.65%
Other repurchase agreements	July 2012	$ 5,000	4.91%	$ 5,000	4.91%
Federal Home Loan Bank advances	Less than one year	$ 8,525	2.71%	$ 25,500	3.73%
	One to three years	34,900	2.08%	11,900	4.19%
	Three to five years	1,003	5.02%	—	—
	Five to ten years	—	—	1,140	5.02%
	Total	$ 44,428		$ 38,540	
Subordinated debentures, capital trusts	November 2035	$ 5,155	1.93%	$ 5,155	3.81%
	November 2035	5,155	6.25%	5,155	6.25%
	September 2037	3,093	1.75%	3,093	3.50%
	Total	$ 13,403		$ 13,403	

At December 31, 2009, the Company had a $91.5 million line of credit from the FHLB of New York, of which $44.4 million, as detailed above, was outstanding. The Bank has established lines of credit with other financial institutions totaling $16.0 million. These lines were not utilized at December 31, 2009.

Certain investment securities (Note 3), loans (Note 4), and FHLB of New York stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 1.93% at December 31, 2009. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is fixed at 6.25%. The fixed/variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 1.75% at December 31, 2009. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10. Income Taxes

Income tax expense for 2009 and 2008 consisted of the following:

	2009	2008
	(Amounts in thousands)	
Current tax expense:		
Federal	$ 5,169	$ 3,395
State	1,620	1,034
	6,789	4,429
Deferred tax benefit	(2,825)	(1,581)
Income tax expense	$ 3,964	$ 2,848

The components of the net deferred tax asset at December 31, 2009 and 2008 are as follows:

	2009	2008
	(Amounts in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 4,903	$ 3,033
Investment securities available for sale	1,748	893
Minimum pension liability	1,405	976
Stock compensation	29	23
Depreciation	224	135
Other	21	41
OTTI writedown on securities	1,603	912
	9,933	6,013
Deferred tax liabilities:		
Discount accretion	(118)	(150)
Deferred loan costs	(513)	(459)
BOLI	(454)	(393)
	(1,085)	(1,002)
Net deferred tax asset	$ 8,848	$ 5,011

A reconciliation of the Company's effective income tax rate with the statutory federal rate for 2009 and 2008 is as follows:

	2009	2008
	(Amounts in thousands)	
At Federal statutory rate	$ 3,422	$ 2,412
Adjustments resulting from:		
State income taxes, net of Federal tax benefit	641	449
Other	(99)	(13)
	$ 3,964	$ 2,848

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Note 11. Retirement Plans

Supplemental Executive Retirement Plan: The Company has a Supplemental Executive Retirement Plan ("SERP") covering certain members of management. The net periodic SERP pension cost was approximately $418,000 in 2008 and $326,000 in 2008. The unfunded benefit obligation, which was included in other accrued liabilities, was approximately $2,237,000 at December 31, 2009 and $1,845,000 at December 31, 2008.

The benefit obligation at December 31, 2009 and December 31, 2008 was calculated as follows:

	2009	2008
	(amounts in thousands)	
Benefit obligation, January 1	$ 1,845	$ 1,569
Service cost	207	196
Interest cost	106	90
(Gain) loss	79	(10)
Benefit obligation, December 31	$ 2,237	$ 1,845

The net periodic pension cost for 2009 and 2008 was calculated as follows:

	2009	2008
	(amounts in thousands)	
Service cost	$ 207	$ 196
Interest cost	106	90
(Gain) loss	79	16
Prior service cost recognized	26	24
	$ 418	$ 326

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2009 and 2008. The expected rate of compensation increase was 4.0% for both 2009 and 2008.

In January 2008, the Company eliminated the SIMPLE IRA Plan and replaced it with a 401k Plan. Under the new Plan, the Company is required to contribute 3% of all qualifying employees' eligible salary to the Plan. The Plan expense in 2009 was $86,000 and $74,000 in 2008.

Note 12. Regulatory Matters

Capital Ratios: Parke Bancorp (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Parke Bancorp and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009 and 2008, the Bank was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Prompt correction action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2009 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions	
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009			(amounts in thousands except ratios)			
Total Risk Based Capital (to Risk Weighted Assets)	$ 85,394	14.3%	$ 47,892	8%	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	$ 77,840	13.7%	$ 22,674	4%	N/A	N/A
Tier 1 Capital (to Average Assets)	$ 77,840	11.9%	$ 26,108	4%	N/A	N/A
As of December 31, 2008						
Total Risk Based Capital (to Risk Weighted Assets)	$ 63,609	11.2%	$ 45,474	8%	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	$ 56,495	9.9%	$ 22,737	4%	N/A	N/A
Tier 1 Capital (to Average Assets)	$ 56,495	9.5%	$ 23,761	4%	N/A	N/A
Parke Bank						
As of December 31, 2009						
Total Risk Based Capital (to Risk Weighted Assets)	$ 85,448	14.3%	$ 47,890	8%	$ 59,863	10%
Tier 1 Capital (to Risk Weighted Assets)	$ 77,922	13.0%	$ 23,945	4%	$ 35,918	6%
Tier 1 Capital (to Average Assets)	$ 77,922	11.9%	$ 26,124	4%	$ 32,655	5%
As of December 31, 2008						
Total Risk Based Capital (to Risk Weighted Assets)	$ 63,325	11.1%	$ 45,474	8%	$ 56,843	10%
Tier 1 Capital (to Risk Weighted Assets)	$ 56,211	9.9%	$ 22,737	4%	$ 34,106	6%
Tier 1 Capital (to Average Assets)	$ 56,211	9.5%	$ 23,761	4%	$ 29,701	5%

Note 13. Shareholders' Equity

Common Stock Dividend: In April 2008 the Company paid a 15% common stock dividend to shareholders (484,723 shares). No dividend was paid during 2009. All share and per share information has been retroactively adjusted.

Treasury Stock: During 2009 and 2008, the Company repurchased 61,459 and 20,209, respectively, shares of the Company's common stock.

Stock Options: In 1999, 2002 and 2003, the shareholders approved the Company's Employee Stock Option Plans and in 2005 the shareholders approved the Company's Directors and Employee Stock Option Plan (the "Plans"). The Plans are "non-qualified" stock option plans. Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 576,913 shares of common stock. All options issued under the Plans through December 31, 2005 were fully vested upon issuance. All directors and certain officers and employees of the Company have been granted options under the Plans. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

Net compensation expense recognized during 2009 and 2008 amounted to $19,000 and $(11,000), respectively. There is no remaining unrecognized compensation expense as of December 31, 2009.

Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. No options were awarded or exercised in 2009. Options issued in 2006 generally vest over four to five years. Options awarded prior to December 31, 2005 vested upon issuance. All options issued have 10 year contractual terms and were fully vested as of December 31, 2009.

At December 31, 2009, there were 148,181 shares available for grant under the Plans.

The following table summarizes stock option activity for the year ended December 31, 2009.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2009	380,323	$ 11.69		
Granted	—	$ —		
Exercised	—	$ —		
Expired/terminated	60,142	$ 10.00		
Outstanding at December 31, 2009	320,181	$ 12.01	5.2	$ —
Exercisable at December 31, 2009	320,181	$ 12.01	5.2	$ —

Stock options outstanding and exercisable at December 31, 2009:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$4.99	22,464	2.1	$ 4.99
$6.99	43,549	3.4	$ 6.99
$9.88	8,281	4.3	$ 9.88
$11.86 - $15.02	245,887	5.9	$ 13.61
	320,181	5.2	$ 12.01

Warrants: In connection with the Company's initial stock offering in 1998, warrants were issued, expiring in 2009. During 2009 and 2008, warrants exercised were 82,132 and 331,430 respectively. There are none outstanding at December 31, 2009.

Preferred Stock: On October 3, 2008 Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program (CPP) which provides for the direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions. This program is voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends. The CPP provides for a minimum investment of 1% of Risk-Weighted-Assets, with a maximum investment of the lesser of 3% of Risk-Weighted Assets or $25 billion. The perpetual preferred stock has a dividend rate of 5% per year until the fifth anniversary of the Treasury investment and a dividend of 9%, thereafter. The CPP also requires the Treasury to receive warrants for common stock equal to 15% of the capital invested by the U.S. Treasury.

The Company received an investment in cumulative perpetual preferred stock of $16,288,000 on January 30, 2009. These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, *Debt with Conversion and Other Options*. The allocation of proceeds resulted in a discount on the preferred stock that will be accreted over five years. The Company issued 299,779 common stock warrants to the U.S. Treasury and $930,000 of those proceeds were allocated to the warrants. The warrants are accounted for as equity securities. The warrants have a contractual life of 10 years and an exercise price of $8.15 per share of common stock.

The preferred stock may not be redeemed for three years except with the proceeds from an offering common stock or preferred stock qualifying as Tier 1 capital. After three years, the preferred stock may be redeemed at any time in whole or in part by the Company.

The Company has recorded dividends in the approximate amount of $749,000 through December 31, 2009. All dividend amounts billed by the U.S. Treasury through December 31, 2009 have been paid. The preferred qualifies for and is accounted for as equity securities and is included in the Company's Tier I capital on the date of receipt.

Note 14. Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $116,000 in 2009 and $92,000 in 2008. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $470,000 in 2009 and $443,000 in 2008.

Note 15. Commitments and Contingencies

The Company has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in these particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2009 and 2008, commitments to extend credit amounted to approximately $59.6 million and $112.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2009 and 2008, standby letters of credit with customers were $8.6 million and $10.6 million respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2008. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note 16. Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures Topic 820 of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions. In accordance with this guidance, the Company groups its assets and liabilities carried at fair value in three levels as follows:

Level 1 Inputs:

1) Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
2) Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs:

1) Quoted prices for similar assets or liabilities in active markets.
2) Quoted prices for identical or similar assets or liabilities in markets that are not active.

3) Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."
4) Generally, this includes U.S. Government and agency mortgage-backed securities and preferred stocks, corporate debt securities, derivative contracts and loans held for sale.

Level 3 Inputs:

1) Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.
2) These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
3) Generally, this includes trust preferred securities.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Fair Value on a Recurring Basis

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

Financial Assets	Level 1	Level 2	Level 3	Total
		(amounts in thousands)		
Securities Available for Sale				
As of December 31, 2009				
U.S. Government sponsored entities	$ —	$ 3,232	$ —	$ 3,232
Corporate debt obligations	—	1,970	—	1,970
Residential mortgage-backed securities	—	19,698	—	19,698
Collateralized mortgage-backed securities		2,669	1,140	3,809
Collateralized debt obligations	—	—	711	711
Total	$ —	$ 27,569	$ 1,851	$ 29,420
As of December 31, 2008				
U.S. Government sponsored entities	$ —	$ 2,011	$ —	$ 2,011
Corporate debt obligations	—	3,071	—	3,071
Residential mortgage-backed securities	—	21,561	—	21,561
Collateralized mortgage-backed securities	—	1,883	1,705	3,588
Collateralized debt obligations	—	1,699	—	1,699

Total	$ —	$ 30,225	$ 1,705	$ 31,930

The fair value of securities available for sale is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers (Level 1). When listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or significant management judgment or estimation based upon unobservable inputs due to limited or no market activity of the instrument (Level 3).

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows:

	Securities Available for Sale	
	2009	2008
	(amounts in thousands)	
Beginning balance at January 1,	$ 1,705	$ 5,735
Total net gains (losses) included in:		
Net loss	(1,729)	(989)
Other comprehensive income (loss)	(405)	(4,036)
Purchases, sales, issuances and settlements, net	—	—
Net transfers into Level 3	2,280	995
Ending balance December 31,	$ 1,851	$ 1,705

Fair Value on a Non-recurring Basis

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
		(amounts in thousands)		
As of December 31, 2009				
Impaired Loans	$ —	$ —	$ 19,126	$ 19,126
As of December 31, 2008				
Impaired Loans	$ —	$ —	$ 587	$ 587
Repossessed Assets	—	—	113	113

Impaired loans with specific reserves, had a carrying amount of $22.7 million and $809,000 at December 31, 2009 and December 31, 2008 respectively, with a valuation allowance of $3.6 million and $222,000 at December 31, 2009 and December 31, 2008, respectively, resulting in a fair value charge of $18.5 million in 2009. The valuation allowance for impaired loans is included in the allowance for loan losses in the balance sheet.

Repossessed assets at December 31, 2008, consisted of stock in an unrelated entity and a mobile home, were recorded based upon management's best estimate of fair value.

Fair Value of Financial Instruments

The Company discloses estimated fair values for its financial instruments in accordance with FASB ASC Topic 825, "Disclosures about Fair Value of Financial Instruments". The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for other financial assets and liabilities are discussed below.

Cash and Cash Equivalents: The carrying amount of cash, due from banks, and federal funds sold approximates fair value.

Investment Securities: Fair value of securities available for sale is described above. Fair value of held to maturity securities are based upon quoted market prices.

Restricted Stock: The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans (other than impaired): Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories. The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on the Company's historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

Accrued Interest Receivable and Payable: The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Deposits: The fair value of deposits with no stated maturity, such as demand deposits, checking accounts, savings and money market accounts, is equal to the carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows, where the discount rate is estimated using the market rates currently offered for deposits of similar remaining maturities.

Borrowings: The fair values of FHLB borrowings, other borrowed funds and subordinated debt are based on the discounted value of estimated cash flows. The discounted rate is estimated using market rates currently offered for similar advances or borrowings.

Off-Balance Sheet Instruments: Since the majority of the Company's off-balance sheet instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2009 and December 31, 2008:

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(amounts in thousands)			
Financial Assets:				
Cash and cash equivalents	$ 4,154	$ 4,154	$ 7,270	$ 7,270
Investment securities (available for sale and held to maturity)	31,929	31,824	34,412	34,254
Restricted stock	3,094	3,094	2,583	2,583
Loans, net	590,997	585,346	539,883	552,049
Accrued interest receivable	2,808	2,808	2,976	2,976
Financial Liabilities:				
Demand and savings deposits	$ 257,566	$ 257,566	$ 149,353	$ 149,353
Time deposits	261,882	264,901	345,974	349,815
Borrowings	67,831	68,859	61,943	64,588
Accrued interest payable	821	821	1,563	1,563

Note 17. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)			
2009				
Interest income	$ 10,287	$ 10,128	$ 10,207	$ 9,773
Interest expense	3,299	3,765	4,071	4,599
Net interest income	6,988	6,363	6,136	5,174
Provision for loan losses	2,100	1,450	980	770
Income before income tax expense	2,874	2,762	1,905	2,523
Income tax expense	1,176	1,067	726	995
Net income	1,698	1,695	1,179	1,528
Net income available to common shareholders	1,453	1,450	935	1,363
Net income per common share:				
Basic	$ 0.36	$ 0.36	$ 0.23	$ 0.34
Diluted	$ 0.36	$ 0.36	$ 0.23	$ 0.34
2008				
Interest income	$ 9,817	$ 9,255	$ 8,949	$ 8,888
Interest expense	4,842	4,667	4,825	4,957
Net interest income	4,975	4,588	4,124	3,931
Provision for loan losses	544	595	564	360
Income before income tax expense	1,462	1,950	1,552	2,131
Income tax expense	588	877	551	832
Net income	874	1,073	1,001	1,299
Net income per common share:				
Basic	$ 0.23	$ 0.29	$ 0.27	$ 0.34
Diluted	$ 0.22	$ 0.27	$ 0.25	$ 0.31

Note 18. Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31, 2009	December 31, 2008
	(Amounts in thousands)	
Assets:		
Cash	$ 117	$ –
Investments in subsidiaries	75,410	53,788
Other assets	–	2
Total assets	$ 75,527	$ 53,790
Liabilities and Shareholders' Equity:		
Subordinated debentures	$ 13,403	$ 13,403
Other liabilities	151	86
Shareholders' equity	61,973	40,301
Total liabilities and shareholders' equity	$ 75,527	$ 53,790

Statements of Income	Years ended December 31, 2009	Years ended December 31, 2008
	(Amounts in thousands)	
Income:		
Dividends from bank subsidiary	$ 1,600	$ 1,000
Expense:		
Interest on subordinated debentures	534	720
Other expenses	315	354
	849	1,074
Income before income taxes	751	(74)
Provision for income taxes	–	–
Equity in undistributed income of subsidiaries	5,349	4,321
Net income	6,100	4,247
Preferred stock dividend and discount accretion	899	–
Net income available to common shareholders	$ 5,201	$ 4,247

Statements of Cash Flows

	Years ended December 31,	
	2009	2008
	(Amounts in thousands)	
Cash Flows from Operating Activities		
Net income	$ 6,100	$ 4,247
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiaries	(5,349)	(4,321)
Changes in operating assets and liabilities:		
Decrease (increase) in other assets	2	(2)
Increase in accrued interest payable and other accrued liabilities	65	6
Net cash provided by operating activities	818	(70)
Cash Flows from Investing Activities		
Payments for investments in and advances to subsidiaries	(16,434)	(1,634)
Net cash used in investing activities	(16,434)	(1,634)
Cash Flows from Financing Activities		
Proceeds from issuance of preferred stock	16,288	—
Payment of dividend on preferred stock	(645)	—
Proceeds from exercise of stock options and warrants	422	1,678
Purchase of treasury stock	(332)	(29)
Net cash provided by financing activities	15,733	1,649
Increase/(decrease) in cash and cash equivalents	117	(55)
Cash and Cash Equivalents, January 1,	—	55
Cash and Cash Equivalents, December 31,	$ 117	$ —

Note 19. Subsequent Events

On December 10, 2009 the Bank executed a letter of intent to purchase a closed bank facility, located in Galloway Township, NJ, for $1,450,000 subject to regulatory approvals. Regulatory approvals to establish a full service branch at this location were granted from the State of New Jersey and the Federal Deposit Insurance Corporation in March, 2010. It is expected that the branch will open in May of 2010.

CORPORATE INFORMATION

PARKE BANCORP, INC
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. ("Chuck") Pennoni
Chairman of the Board of Directors
Chairman & CEO - Pennoni Associates

Thomas Hedenberg
Vice Chairman of the Board of Directors
Real Estate Developer

Vito S. Pantilione
President, Chief Executive and Director

Fred G. Choate
Director
President of Greater Philadelphia Venture Capital Corporation

Daniel J. Dalton
Director
Vice President with Brown & Brown

Arret F. Dobson
Director
Real Estate Developer

Edward Infantolino
Director
President of Ocean Internal Medicine Associates, P.A.

Anthony J. Jannetti
Director
President of Anthony J. Jannetti, Inc.

Jeffrey H. Kripitz
Director
Owner of Jeff Kripitz Agency

Richard Phalines
Director
Co-owner of Concord Truss Company

Jack C. Sheppard, Jr.
Director
Executive Vice President with Bollinger Insurance

Ray H. Tresch
Director
Owner of Redy Mixt Konkrete

Parke Bancorp Officers

Vito S. Pantilione
President and
Chief Executive Officer

John F. Hawkins
Senior Vice President and
Chief Financial Officer

David O. Middlebrook
Senior Vice President and
Corporate Secretary

Transfer Agent & Registrar
Registrar and Transfer Company
10 Commerce Dr.
Cranford, NJ 07016

Independent Auditors
McGladrey & Pullen, LLP
512 Township Line Road
One Valley Square, Suite 250
Blue Bell, PA 19422

Special Counsel
Malizia Spidi & Fisch
901 New York Avenue, N.W.
Suite 210 East
Washington, D.C. 20001

PARKE BANK

Officers

Vito S. Pantilione
President & Chief Executive Officer

Elizabeth A. Milavsky
Executive Vice President & Chief Operating Officer

John F. Hawkins
Senior Vice President & Chief Financial Officer

David O. Middlebrook
Senior Vice President & Senior Loan Officer

Paul E. Palmieri
Senior Vice President, Philadelphia Region

Daniel Sulpizio
Senior Vice President

Allen M. Bachman
Vice President

Dolores M. Calvello
Vice President

Mark A. Prater
Vice President

Marlon R. Soriano
Vice President

James S. Talarico
Vice President

Milton H. Witte
Vice President

Kathleen A. Conover
Assistant Vice President

Gil Eubank
Assistant Vice President

Yvonne Johnson
Assistant Vice President

Debra Miller
Assistant Vice President

Mary Ann Seal
Assistant Vice President

Evette M. Snyder
Assistant Vice President

Branches

Northfield Office
501 Tilton Road
Northfield, NJ 08225
(609) 646-6677

Main Office
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500

Kennedy Office
567 Egg Harbor Road
Washington Township, NJ 08080
(856) 582-6900

Philadelphia Office
1610 Spruce Street
Philadelphia, PA 19103
(215) 772-1113

Parke Bank
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

44 Business Capital LLC
1787 Sentry Parkway West
Building 16, Suite 210
Blue Bell, PA 19422
(215) 985-4400
www.44businesscapital.com

Parke Capital Trust I
Parke Capital Trust II
Parke Capital Trust III
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500


PARKE BANK
567 Egg Harbor Road Sewell NJ 08080


501 Tilton Road Northfield NJ 08225


1610 Spruce Street Philadelphia PA 19103

PARKE BANCORP INC.